FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

                         March 12, 2021

Via EDGAR Submission

Ms. Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alignment Healthcare, Inc.
Registration Statement on Form S-1
File No. 333-253824

Dear Ms. Bednarowski:

On behalf of our client, Alignment Healthcare, Inc., a Delaware corporation (the “Company”), we are providing the information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s Registration Statement on Form S-1, file number 333-253824 (the “Registration Statement”), in connection with the initial public offering of shares of the Company’s common stock (the “Offering”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter.

In anticipation of the Offering, Alignment Healthcare Holdings, LLC, a Delaware limited liability company, will be converted into Alignment Healthcare, Inc., a Delaware corporation, pursuant to a statutory conversion prior to the filing of the next amendment to the Registration Statement (the “Corporate Conversion”). Immediately following the pricing of the Offering, the common stock of the Company is expected to be split on an approximately 1 for 260 basis (assuming a stock price equal to the middle of the range described herein) (the “Stock Split”) and Alignment Healthcare Partners, LP, a Delaware limited partnership (“Alignment Partners”), which will then be the sole stockholder of the Company, will be merged with and into the Company, with the Company being the surviving entity (the “Company Merger” and, together with the Corporate Conversion and the Stock Split, the “Corporate Reorganization”). Pursuant to the Company Merger, the partners of Alignment Partners will receive all of the then-outstanding shares of common stock of the Company. The discussion below focuses on the historical practices of Alignment Partners, and the term “Company” as used herein refers to both Alignment Healthcare, Inc. and Alignment Partners. Unless otherwise indicated, the response and information below are based on information provided to us by the Company, and is presented without giving effect to the Corporate Reorganization.

FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the SEC) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 373-3434 rather than rely on the U.S. mail for such notice.

Overview

Historically, the Company has issued Class B incentive units and Class C incentive units (collectively, the “Incentive Units”) that act as profits interests to certain of its directors, employees and advisors. The Incentive Units only participate above an established threshold and either vest immediately upon grant or are subject to vesting terms, which vary between issuances, and are forfeited or subject to a repurchase right in certain circumstances. Pursuant to their original terms, certain Incentive Units vest over time while others only vest in the event of a defined change of control event.

The Company’s discussion of its Incentive Unit based compensation in the Registration Statement is primarily contained in “Note 10. Equity-Based Compensation” to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

As there is no public market for the Company’s equity units because the Company is private, the Company determined the fair value of the Incentive Units with the assistance of valuations conducted by independent third-party valuation specialists. However, the Company assumed responsibility for the estimates of fair value of its Incentive Units in the financial statements. The Company utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company believes that the determination of the estimated fair values of the Company was fair and reasonable at the time they were made. The fair value of the Company on a marketable, controlling interest basis was as follows:

FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

Valuation Date (As of Date)	Estimated Total Equity Value	Date of Valuation Report

March 31, 2020	$[***]	May 7, 2020

June 30, 2020	$[***]	July 24, 2020

September 30, 2020	$[***]	February 23, 2021

December 31, 2020	$[***]	February 23, 2021

Incentive Units were required to be granted at fair market value. For Incentive Units that were granted between the Valuation Dates, the Company used the valuation as of the Valuation Date that was closest in time to the applicable issuance. The assessments of estimated fair value of the Company were based in part on a consideration of several factors, including the following (the “Valuation Factors”):

•	the rights and preferences of the Incentive Units relative to those of its Class A Units, including vesting terms, rights to distributions and voting rights;

•	the Company’s business strategy, external market conditions and trends affecting the Company’s industry, and the Company’s historical and forecasted performance and operating results;

•	the Company’s financial position, including cash on hand, indebtedness and capacity to pay dividends;

•	the Company’s stage of development and the risks to which the Company was subject at the time;

•	the increasing likelihood of achieving a liquidity event, such as an initial public offering, in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the Company’s industry.

Historical Fair Value Determination Methodology

For purposes of valuing the Company, management, in each case with the assistance of the third-party valuation specialist:

•

as of March 31, 2020 (the “March Valuation”), relied on an option-pricing method backsolve methodology based on the transacted issue price of the Company’s Class A Units sold in its most recent arm’s length third party financing on February 28, 2020 (the “February 2020 Financing”);

•	as of June 30, 2020 (the “June Valuation”), relied primarily on the discounted cash flow (“DCF”) income approach, taking into account the February 2020 Financing; and

FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

•

as of September 30, 2020 (the “September Valuation”) and December 31, 2020 (the “December Valuation”), utilized a probability-weighted expected return model that relied on (a) the guideline public company method market approach; and (b) DCF income approach, in light of the increasing likelihood of achieving a liquidity event, such as an initial public offering.

As part of this analysis, the Company, together with the third-party valuation specialist, considered, among other things, the Valuation Factors set forth above in determining the Company’s estimated equity value as of each such date.

Incentive Unit Grants

Between January 1, 2020 and December 31, 2020, the date of the latest balance sheet included in the Registration Statement, the Company issued the Incentive Units set out below. With respect to each grant of Incentive Units, the benchmark participation threshold of such units was equal to or greater than the fair value estimated by the Company. No additional equity units were issued on or after January 1, 2021.

Alignment Partners

Date of Grant	Incentive Units Awarded	Equity Value Used	Price per Unit	Fair Value Per Unit	Valuation Date
April 13, 2020	250,000	$[***]	$0.75	$0.75	March 31, 2020
July 15, 2020	10,000	$[***]	$0.60	$0.60	June 30, 2020
September 15, 2020	325,000	$[***]	$2.03	$2.03	September 30, 2020
September 25, 2020	2,670,000	$[***]	$2.03	$2.03	September 30, 2020
September 30, 2020	55,000	$[***]	$2.03	$2.03	September 30, 2020
December 22, 2020	70,000	$[***]	$3.77	$3.77	December 31, 2020

Incentive Units were required to be granted at fair market value. For Incentive Units that were granted between the Valuation Dates, the Company used the valuation as of the Valuation Date that was closest in time to the applicable issuance.

April 13, 2020 Grants

On April 13, 2020, the Company issued 250,000 Incentive Units based on a total equity value of $[***]. In determining its compensation expense for purposes of preparing its financial statements for the three months ended March 31, 2020, the Company obtained the March Valuation, which confirmed the third-party valuation specialist’s concurrence with such equity value as of March 31, 2020. The Company determined that there were no significant changes to its business or valuation in the intervening period between April 1 and April 13, 2020.

July 15, 2020 Grants

On July 15, 2020, the Company issued 10,000 Incentive Units based on a total equity value of $[***]. In determining its compensation expense for purposes of preparing its financial statements for the six months ended June 30, 2020, the Company obtained the

FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

June Valuation, which confirmed the third-party valuation specialist’s concurrence with such equity value as of June 30, 2020. The Company determined that there were no significant changes to its business or valuation in the intervening period between July 1 and July 15, 2020.

September 15, 2020 Grants

On September 15, 2020, the Company issued 325,000 Incentive Units based on a total equity value of $[***]. In determining its compensation expense for purposes of preparing its financial statements for the nine months ended September 30, 2020, the Company obtained the September Valuation, which confirmed the third-party valuation specialist’s concurrence with such equity value as of September 30, 2020. The Company determined that there were no significant changes to its business or valuation in the intervening period between September 16 and September 30, 2020.

September 25, 2020 Grants

On September 25, 2020, the Company issued 2,670,000 Incentive Units based on a total equity value of $[***]. In determining its compensation expense for purposes of preparing its financial statements for the nine months ended September 30, 2020, the Company obtained the September Valuation, which confirmed the third-party valuation specialist’s concurrence with such equity value as of September 30, 2020. The Company determined that there were no significant changes to its business or valuation in the intervening period between September 26 and September 30, 2020.

September 30, 2020 Grants

On September 30, 2020, the Company issued 55,000 Incentive Units based on a total equity value of $[***]. In determining its compensation expense for purposes of preparing its financial statements for the nine months ended September 30, 2020, the Company obtained the September Valuation, which confirmed the third-party valuation specialist’s concurrence with such equity value as of September 30, 2020.

December 22, 2020 Grants

On December 22, 2020, the Company issued 70,000 Incentive Units based on a total equity value of $[***]. In determining its compensation expense for purposes of preparing its financial statements for the year ended December 31, 2020, the Company obtained the December Valuation, which confirmed the third-party valuation specialist’s concurrence with such equity value as of December 31, 2020. The Company determined that there were no significant changes to its business or valuation in the intervening period between December 23 and December 31, 2020.

Estimated Offering Price

As is typical in an initial public offering, the preliminary price range for the Offering was not derived using a formal determination of estimated fair value, but was determined

FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

based on discussions between the Company and the underwriters. Prior to February 25, 2021, the Company and the underwriters had not had any specific discussions regarding the preliminary price range. The underwriters in the Offering have indicated to the Company that the anticipated pre-Offering overall equity valuation for the Company will be approximately $[***] billion to $[***] billion, and that the estimated price range for the offering would be approximately $[***] per share to $[***] per share (after giving effect to the Corporate Reorganization) (the “Preliminary Price Range”). The Company believes the following factors are relevant to considering the Preliminary Price Range:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for healthcare companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position and prospects;

•	an assumption that there would be a receptive public trading market for healthcare companies such as the Company; and

•	an assumption that there would be sufficient demand for shares of the Company’s common stock to support an offering of the size contemplated by the Company.

Comparison of the Most Recent Valuation and the Preliminary Price Range

The Company believes that the difference between the fair value of the Company as of December 22, 2020 and the anticipated pre-Offering overall equity valuation for the Company is the result of the factors above, the public filing of its registration statement on Form S-1 for the Offering on March 3, 2021 and the following factors and positive developments with respect to the Company’s business that occurred subsequent to December 22, 2020, the date of the Company’s most recent determination of the fair value of its Incentive Units in reliance on, among other things, the December Valuation:

•

the Preliminary Price Range represents a future price for shares of common stock with an assumption of 100% probability of the Offering that, if issued in the Offering, will be immediately freely tradable in a public market, whereas the estimated fair value of the Incentive Units as of all of the grant dates described above represents a contemporaneous estimate of the fair value of units that were then illiquid, reflecting discounts due to lack of marketability in recognition that the units might never become publicly tradeable or otherwise liquid;

FOIA Confidential Treatment Request Pursuant to Rule 83 by Alignment Healthcare, Inc.

•

the Preliminary Price Range assumes a successful Offering, which will provide the Company with proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash and access to the public company debt and equity markets;

•

there are differences in the methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company as compared to the valuation methodologies, assumptions and inputs considered by the Company’s board of directors when previously granting units; and

•	in late January and February 2021, the Company held “testing-the-waters” meetings with potential investors, during which it received positive feedback.

The actual price range to be included on the cover of the Company’s preliminary prospectus, which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range, has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change and that the actual price range will be within the range stated above.

The Company notes that, as is typical in initial public offerings, the Preliminary Price Range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters for the Offering.

***

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

Please do not hesitate to contact me at (212) 373-3434 or ccummings@paulweiss.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Christopher J. Cummings
Christopher J. Cummings

cc:	Via E-mail
John Kao, Chief Executive Officer
Thomas Freeman, Chief Financial Officer
Alignment Healthcare, Inc.